UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA RELEASES

ITS FIRST GREEN BOND REPORT

•	From 2018 to 2020, the Company has allocated US$235.48 million, representing 33.4% of the proceeds from the green bond.

Mexico City, Mexico, June 30, 2021 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), published today its first green bond report, providing an update on the allocation of the use of net proceeds from its first-ever green bond, issued in September 2020 for US$705 million. From 2018 to 2020, the Company has allocated US$235.48 million, representing 33.4% of the proceeds from the green bond.

The purpose of its green bond is to maximize the Company’s positive impact by aligning its finance strategy with the achievement of its environmental targets in three strategic areas: circular economy, water stewardship, and climate action, while contributing to the United Nations Sustainable Development Goals.

“Our sustainability strategy and environmental commitments are the cornerstones for the issuance of our green bond. We aim to finance our transition to a low-carbon operation, strengthen our resilience, and minimize our exposure to risks, while remaining environmentally conscious and restorative," said John Santa Maria Otazua, Coca-Cola FEMSA’s Chief Executive Officer.

The Company allocates the proceeds from this bond to finance or refinance eligible green projects according to its Green Bond Framework categories:

•	Circular Economy: During 2020, Coca-Cola FEMSA used an average of 29% recycled PET resin (rPET) in its plastic bottles, an increase from 20.8% in 2018, reflecting the benefits of approximately US$225.09 million allocated in rPET projects from green bond proceeds.

•	Water Stewardship: At the end of 2020, the Company achieved a water use ratio of 1.49 liters of water per liter of beverage produced, surpassing its 1.5 target. The improvement in water efficiency over the last three years represented savings of more than 4.2 billion liters of water, including the benefits of approximately US$8.94 million in water efficiency projects allocated from green bond proceeds.

•	Climate Action: On June 11, 2020, Coca-Cola FEMSA became the first Mexican corporation to receive official approval from the Science Based Targets initiative (SBTi) for its carbon footprint reduction targets, thereby adhering to the framework set out by the Paris Agreement to limit the global average temperature rise to well below 2°C above pre-industrial levels. The Company has a pipeline of projects to reach its 2030 commitments to reduce greenhouse gas emissions by 28% across its entire value chain, compared to a 2015 baseline, and to achieve 100% renewable electricity for its operations.

•	From 2018 to 2020, Coca-Cola FEMSA’s use of clean energy rose by more than 55% to satisfy 80% of its global manufacturing operations’ electricity requirements, while its energy efficiency increased by 9.8%. These projects incorporate approximately US$1.38 million allocated from green bond proceeds.

Coca-Cola FEMSA obtained and made publicly available a Second Party Opinion (SPO) from Sustainalytics, an independent consultant with recognized environmental and social expertise, to provide an opinion on the environmental benefits of the Green Bond Framework, as well as alignment with the International Capital Market Association’s Green Bond Principles.

Additionally, the Company’s Green Bond Report includes assertions by management regarding the net proceeds that have been allocated to one or more eligible green projects and a report from an independent third party who examined and verified management of the net proceeds from the sale of its green bond.

The Green Bond Report 2020 is available on https://coca-colafemsa.com/en/investor-relations/debt-holder-information/green-bond/

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela.

For further information, please contact:

Coca-Cola FEMSA Investor Relations

Jorge Collazo

Lorena Martín

Bryan Carlson

Marene Aranzabal

kofmxinves@kof.com.mx

Coca-Cola FEMSA Sustainability & Corporate Communication

Juan Carlos Cortés

Fernanda Turcott

Carlos Valle

Pedro Inchaústegui

sostenibilidad@kof.com.mx

FEMSA Corporate Communication

Hanako Taniguchi

hanako.taniguchi@femsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: June 30, 2021